Exhibit (a)(5)(B)

TransDigm and Servotronics Announce Successful Completion of Tender Offer

and TransDigm’s Acquisition of Servotronics

Cleveland, Ohio, and Elma, New York, July 1, 2025/PRNewswire / — TransDigm Group Incorporated (“TransDigm”) (NYSE: TDG) and Servotronics, Inc. (“Servotronics”) (NYSE American: SVT) today announced the successful completion of the previously announced tender offer for Servotronics’ shares at a purchase price of $47.00 per share in cash at closing, without interest and less any applicable withholding taxes, and the completion of TransDigm’s acquisition of Servotronics.

The tender offer expired one minute after 11:59 p.m., New York City time, on June 30, 2025. As of the expiration of the tender offer, 2,228,197 shares of Servotronics’ common stock were validly tendered into and not withdrawn from the offer, representing approximately 87.09% of outstanding shares. All conditions of the tender offer were satisfied or waived and all shares validly tendered and not withdrawn were accepted for payment.

As a result of its acceptance of the shares tendered in the tender offer, TransDigm and its affiliates acquired a sufficient number of shares of Servotronics’ common stock to complete the acquisition by merger without a vote of Servotronics’ stockholders pursuant to Section 251(h) of the Delaware General Corporation Law. As such, the merger was completed today, July 1, 2025.

Each outstanding share of Servotronics’ common stock that was not validly tendered in the tender offer (other than shares irrevocably accepted for payment in the tender offer, treasury stock of Servotronics to be cancelled or shares held by Servotronics stockholders properly exercising their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive an amount equal to the tender offer price. In addition, the common stock of Servotronics will cease to trade on NYSE American and a notice of delisting with respect to shares of Servotronics is expected to be filed promptly.

Advisors

Baker & Hostetler LLP acted as legal counsel to TransDigm. Houlihan Lokey acted as financial advisor and Bond Schoeneck & King acted as legal counsel to Servotronics.

About TransDigm Group

TransDigm Group, through its wholly-owned subsidiaries, is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Major product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include mechanical/electro-mechanical actuators and controls, ignition systems and engine technology, specialized pumps and valves, power conditioning devices, specialized AC/DC electric motors and generators, batteries and chargers, engineered latching and locking devices, engineered rods, engineered connectors and elastomer sealing solutions, databus and power controls, cockpit security components and systems, specialized and advanced cockpit displays, engineered audio, radio and antenna systems, specialized lavatory components, seat belts and safety restraints, engineered and customized interior surfaces and related components, advanced sensor products, switches and relay panels, thermal protection and insulation, lighting and control technology, parachutes, high performance hoists, winches and lifting devices, cargo loading, handling and delivery systems and specialized flight, wind tunnel and jet engine testing services and equipment, electronic components used in the generation, amplification, transmission and reception of microwave signals, and complex testing and instrumentation solutions.

About Servotronics, Inc.

Servotronics designs, develops, and manufactures servo controls and other components for various commercial and government applications including aircraft, jet engines, missiles, manufacturing equipment and other aerospace applications at its operating facilities in Elma and Franklinville, New York.

Media / Investor Contacts:

TransDigm Group	Servotronics, Inc.
Investor Relations	Investor Relations
(216) 706-2945	(716) 655-5990
ir@transdigm.com	investorrelations@servotronics.com